<SUBMISSION>

<TYPE> SC 13D/a

<LIVE>

<DOCUMENT-COUNT> 1

<NOTIFY> 71111,3465

<SROS> NASD

<SUBJECT-COMPANY>

<CIK> 0000077159

<NAME> Penn Virginia Corp.

<IRS-NUMBER> 23-1184320

</SUBJECT-COMPANY>

<FILER>

<CIK> 0000924355

<CCC> hw5iqbo@

</FILER>

<DOCUMENT>

<TYPE> SC 13D/a

<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/a
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Penn Virginia Corp.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock
---------------------------------------
(Title of Class of Securities)

707882106
-------------------------
(CUSIP Number)

Mary T. Lomasney, Director of Compliance
State Street Research & Management Company
One Financial Center, Boston, MA 02111
(617) 357-1398
-------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2002
---------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/a and is filing this schedule because of Rule 13d-1(E)

13d-1(F) or 13d-1(G) check the following box [ ].

(Continued on following pages)

CUSIP Nos. 707882106

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only) State Street Research & Management Company 13-3142135
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 716,100
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 736,100
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
736,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.23%
14.	TYPE OF REPORTING PERSON IA

PREAMBLE

The Reporting Person expressly disclaims that it is required to file this Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") should be read in conjunction with the Schedule 13D dated August 19, 2002 (the "Schedule 13D"), as filed with the Commission by State Street Research & Management Company, a Delaware corporation ("SSRM"). This Amendment No. 1 amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Schedule D.

This statement relates to the common stock ("Shares") of Penn Virginia Corp. ("Company"). The address of the principal executive offices of the Company is One Radnor Corporate Center, 100 Matsonford Road, Suite 200, Randor PA 19087.

Item 2. Security and Issuer

Attachment A to the Schedule 13D is deleted in its entirety and replaced with Attachment A hereto.

Item 5. Interest in Securities of Issuer.
Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

As of August 21, 2002, SSRM, as investment adviser to the Managed Accounts, had sole power to vote or to dispose of Six Hundred Twenty Thousand (620,000) Shares owned of record by the Managed Accounts. As such, SSRM may be deemed to have had beneficial ownership of all such Shares as of such date. Such Shares represented 6.93% of the Companys Shares of outstanding common stock on such date. In the sixty days prior to August 19, 2002, the Managed Accounts made the following transactions in the Shares:

Date Purchase/Sale # Shares Aggregate Price

June 26, 2002 Sale 50,000 $1,951,000.00

July 9, 2002 Sale 50,000 $1,926,500.00

As of October 21, 2002, SSRM, as investment adviser to the Managed Accounts, has the sole power to vote or to dispose of Seven Hundred Thirty Six Thousand One Hundred (736,100) Shares owned of record by the Managed Accounts. As such, SSRM may be deemed to have beneficial ownership of all such Shares. As of the date hereof, such Shares represent 8.23% of the Companys Shares of outstanding common stock. Since August 19, 2002 the Managed Accounts have made the following transaction in the Shares:

Date Purchase/Sale # Shares Aggregate Price

September 10, 2002 Purchase 21,900 $ 735,840.00

October 11, 2002 Purchase 81,200 $2,482,284.00

October 17, 2002 Purchase 13,000 $ 410,800.00

Each Managed Account has the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of Shares, respectively held by it.

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 21, 2002

--------------------------------------------------------

(Date)

State Street Research & Management

Company

By: Mary T. Lomasney

-------------------------------------------------------

(Signature)

Senior Vice President,

Director of Compliance

-------------------------------------------------------

(Name/Title)

Attachment A

To Schedule 13D/a

Directors and Executive Officers of State Street Research & Management Company ("SSR")

Name

Principal Occupation or Employment

Citizenship

Business Address

Richard Davis

 Chairman of Board
Chief Executive Officer and President of SSR

US

 One Financial Center
Boston, MA 02111

Kim Goodwin

Managing Director

US

 One Financial Center
Boston, MA 02111

Daniel Strelow

Managing Director

US

 One Financial Center
Boston, MA 02111

John Lombardo

Managing Director

US

 One Financial Center
Boston, MA 02111

Christopher Abbott

Managing Director

US

 One Financial Center
Boston, MA 02111

Francis J. McNamara, III

Managing Director

US

 One Financial Center
Boston, MA 02111

Kevin Wilkins

Managing Director

US

 One Financial Center
Boston, MA 02111

Mary Ruth Moran

Managing Director

US

 One Financial Center
Boston, MA 02111

Anne Trebino

Managing Director

US

 One Financial Center
Boston, MA 02111